UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 5 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment and Resignation of Directors

Effective February 16, 2016, (i) Victoria Parry and Jeremy Isaacs have been appointed to the Board of Directors of Nomad Foods Limited (the “Company”) and (ii) Alun Cathcart and Elio Leoni Sceti have resigned as Directors of the Company. Mr. Isaacs will serve as Chair of the Audit Committee and as a member of the Compensation Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Paul Kenyon
Name:	Paul Kenyon
Title:	Chief Financial Officer

Dated: February 18, 2016

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release, dated February 17, 2016, relating to the appointment and resignation of members of the Board of Directors